Exhibit 3.1

AMENDMENT
TO
AMENDED AND RESTATED BYLAWS
OF
RADISYS CORPORATION

The Amended and Restated Bylaws of Radisys Corporation (the “Corporation”) are hereby amended to add a new Article IX (Forum for Adjudication of Disputes) to read as follows:

“                 ARTICLE IX

FORUM FOR ADJUDICATION OF DISPUTES

Unless the corporation consents in writing to the selection of an alternative forum, the Washington County Circuit Court located in Washington County, State of Oregon shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the shareholders, (iii) any action arising or asserting a claim arising pursuant to any provision of the Oregon Business Corporation Act, the Articles of Incorporation or these Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Articles of Incorporation or these Bylaws, (or, if the Washington County Circuit Court does not have jurisdiction, then the U.S. District Court for the District of Oregon, Portland Division, shall be the sole and exclusive forum for such matters). Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX.”

The foregoing amendment to the Amended and Restated Bylaws of the Corporation, as amended, was adopted by the Board of Directors of the Corporation pursuant to Section 8.2 of the Amended and Restated Bylaws of the Corporation, as amended, on September 18, 2014.

/s/ Allen Muhich
Allen Muhich
Secretary